March 12, 2025

A. Stone Douglass
Chief Executive Officer
Hypha Labs, Inc.
5940 S. Rainbow Boulevard
Las Vegas, Nevada 89118

       Re: Hypha Labs, Inc.
           Offering Statement on Form 1-A
           Filed February 24, 2025
           File No. 024-12579
Dear A. Stone Douglass:



       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed February 24, 2025
Cover Page

1. Please revise your cover page to assign a value to the non-cash consideration for the bonus shares. Please also disclose the maximum offering amount for all of the shares you are seeking to qualify including the aggregate value of the bonus shares and the value of the shares purchased in the offering. Refer to Rule 251(a) of Regulation A, note to paragraph (a) of Rule 251, and General Instruction I to Form 1-A for guidance.
2. Please revise your table on the cover page to include all of the securities offered by the company, including the bonus shares and the shares of common stock issuable upon conversion of the Series D Preferred Stock and upon exercise of the warrants.
3. Please revise your cover page to disclose that the Series D Preferred Stock generally will have no voting rights. In your revised disclosure, please also disclose the voting control of your officers and directors after the offering and the impact of this voting control on the ability of investors to influence matters subject to a stockholder vote.
 March 12, 2025
Page 2

Plan of Distribution, page 32

4. We note your disclosure on page 33 relating to the equity volume perks, equity loyalty perks, and non-equity perks for certain investors, which include the bonus shares and your Hypha Micropearl bioreactors for investors who invest $1,500 or more in this offering. Please expand your disclosure to provide more detail relating to each perk referenced in this section, including but not limited to (i) an estimate of the value of each non-monetary investor perk, (ii) how you determined such value, and
(iii)
       whether each perk changes the value of the offered securities. Please also revise the
       Use of Proceeds and Management   s Discussion and Analysis to address
their possible
       effect, if material, on your use of proceeds and available liquidity. Equity Loyalty Perks, page 33

5. We refer to your disclosure on page 33 that certain investors are eligible to receive additional bonus shares of Series D preferred stock equal to 10% of the shares they purchase if they are a customer of Magical Brands, Inc. Please revise to clarify the company's relationship with Magical Brands, Inc. and clearly explain how an investor
       is considered a    customer    of Magical Brands, Inc.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Nicholas O'Leary at 202-551-4451 or Jane Park at 202-551-7439 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Sarah Hewitt, Esq.